July 17, 2017
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	EnerSys Form 10-K for the Fiscal Year Ended March 31, 2017 Filed May 30, 2017 File No. 001-32253
Dear Mr. James:
On behalf of EnerSys (the “Company”), I am submitting responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 30, 2017. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.
Form 10-K For the Fiscal Year Ended March 31, 2017
Item 8. Financial Statements
Consolidated Statements of Income, page 53

1.	Revise the statement in future filings to separately present the aggregate amount of goodwill impairment losses consistent with ASC 350-20-45-2.

Response: We will revise the consolidated statements of income in future filings to separately present the aggregate amount of goodwill impairment losses consistent with ASC 350-20-45-2.
Exhibits 31.1 and 31.2

2.
Revise future filings to include certifications that conform to the text specified in Item 601(b)(31) of Regulation S-K, as required by Exchange Act Rule 13a‑14(a). We note for example that you omitted text required in paragraphs 4 and 4(d).

Response: Certain words were inadvertently omitted in Exhibits 31.1 and 31.2 to the 10-K.  Certifications to future filings of our 10-Q and 10-K will include all of the text specified in Item 601(b)(31) of Regulation S-K, as required by Rule 13a-14(a) as promulgated under the Exchange Act.
Form 8-K filed May 30, 2017
Reconciliation of Non-GAAP Financial Measures

3.
You present the income tax effects of your non-GAAP adjustments but do not clearly explain how the tax effect was calculated, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: We have reviewed SEC Compliance and Disclosure Interpretations Question 102.11 (updated May 17, 2016). In connection with future earnings releases, we will include disclosure of how the tax effect was calculated when we present the income tax effects of non-GAAP adjustments.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 208-1991.
Sincerely,
ENERSYS
/s/ Michael J. Schmidtlein
Michael J. Schmidtlein
Chief Financial Officer

cc:    Ms. Julie Sherman, U.S. Securities and Exchange Commission
    Ms. Kate Tillan, U.S. Securities and Exchange Commission
    Mr. David M. Shaffer, EnerSys